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           U. S. SECURITIES AND EXCHANGE COMMISSION

                   Washington, D.C.  20549

                         FORM 12b-25                    SEC File Number:
                                                          333-58989-01
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                 NOTIFICATION OF LATE FILING             CUSIP Number:
                                                           243593AC4
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                                  (Check One):

         [X] Form 10-K and Form 10-KSB   [ ] Form 20-F   [ ] Form 11-K
                 [ ] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

    For Period Ended:                   March 31, 1999
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[ ] Transition Report on Form 10-K or 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q or 10-QSB
[ ] Transition Report on Form N-SAR

    For the Transition Period Ended:
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             Read Attached Instruction Sheet Before Preparing Form.
                             Please Print or Type.

             Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                       PART I -- REGISTRANT INFORMATION

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     Full Name of Registrant
     Former Name if Applicable

          Decora, Incorporated
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     Address of Principal Executive Office (Street and Number)

          1 Mill Street, Fort Edward, New York 12828
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     City, State and Zip Code

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PART II--RULES 12b-25(b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)

         [X]              (a)     The reasons described in reasonable detail in
                                  Part III of this form could not be eliminated without unreasonable effort or expense;

         [X]              (b)     The subject annual report, semi-annual
                                  report, transition report on Form 10-K or 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ]              (c)     The accountant's statement or other exhibit
                                  required by Rule 12b-25(c) has been attached if applicable.
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PART III--NARRATIVE

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State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 20-F,
11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
                                                (Attach Extra Sheets If Needed)

     The Registrant's inability to file its Form 10-K for the fiscal year ended March 31, 1999 is primarily based on the reasons set forth and described below:

     The Registrant's financial statements could not be finalized until after finalization of the financial statements of the Registrant's parent. The financial statements of the Registrant's parent were only recently completed, thereby resulting in a delay in the preparation of the Registrant's Form 10-K.

     It is anticipated that the Registrant will have a net income of approximately $4,600,000 for the fiscal year ended March 31, 1999 (unaudited), on revenue of approximately $66,650,000 (unaudited). However, inasmuch as Registrant's financial statements have not yet been finalized, the estimate of these results may be subject to further adjustment.

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PART IV--OTHER INFORMATION

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(1)              Name and telephone number of person to contact in regard to this notification

                 Timothy Burditt      (518)               747-6255
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                     (Name)         (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                   [X] Yes          [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?

                                   [X] Yes          [ ] No

                 If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                 See Response in Part III. The increase in net income of Registrant from $755,000 for the fiscal year ended March 31, 1998 to an anticipated $4,600,000 for the fiscal year ended March 31, 1999 is attributable to the acquisition by the Registrant of the assets of the Decorative Coverings Group of Rubbermaid Incorporated on April 29, 1998.

                                     Decora, Incorporated
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                       (Name of Registrant as specified in charter)
                 has caused this notification to be signed on its behalf
                       by the undersigned hereunto duly authorized

Date: June 30, 1999                 By: /s/ TIMOTHY BURDITT
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                                       V.P. Administration

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                                   ATTENTION
           Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

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